United States securities and exchange commission logo





                              October 8, 2020

       Massimo De Marco
       Chief Executive Officer
       Future Labs VI, Inc.
       1134 11th Street, Suite 101
       Santa Monica, CA 90403

                                                        Re: Future Labs VI,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 10,
2020
                                                            File No. 024-11315

       Dear Mr. De Marco:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed September 10, 2020

       Cover Page

   1. We note your disclosure that "[i]n each case StartEngine Capital may charge investors a fee of 3.5% . . . [and
i]n the event an investor invests in excess of $20,000, such investor fee shall be limited to
$700 and Company shall pay the 3.5% additional commission with respect to any amount
in excess of $20,000." We also note your disclosure on page 18 that StartEngine
Primary will charge investors "a non-refundable processing fee equal to [___]% of the
amount" they invest at the time they subscribe in the securities. Please clarify whether the
processing fee is in addition to the 3.5% cash commission that may be paid by investors.
Further, please disclose the circumstances under which StartEngine
                                                        Capital "may" charge
investors the 3.5% commission.

                                                        As a related matter,
please confirm that the offering price on the cover page will reflect the offering price per
share after accounting for the cash commission and processing fee
 Massimo De Marco
FirstName
Future LabsLastNameMassimo  De Marco
            VI, Inc.
Comapany
October    NameFuture Labs VI, Inc.
        8, 2020
October
Page 2 8, 2020 Page 2
FirstName LastName
         paid by each investor to StartEngine Primary. Further, confirm that the cash commissions and processing fees will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule
         251(d)(2)(i)(C) under the Securities Act. In the alternative, provide a detailed analysis as to why the cash commissions and processing fees should not be included in the aggregate purchase price.
2. You state on your offering circular cover page that there is a minimum amount required to be raised in this offering. In this regard, we note your disclosures that you have engaged
         Prime Trust, LLC as an escrow agent to hold funds tendered by investors, and
         "assuming [you] sell a minimum of [___] in shares, [you] may hold a series of closings at which [you] receive the funds from the Escrow Agent and issue the shares to investors."
         However, we also note that your Escrow Services Agreement states that "[t]here is no minimum contingency or minimum offering amount in this Offering." Please revise your disclosure to reconcile these inconsistencies, or tell us why your Escrow Agreement contains conflicting disclosure. Please also amend your Exhibit Index to reflect, if true, that Prime Trust, LLC and not The Bryn Mawr Trust Company is your escrow agent.
3. We note your disclosure that you "may undertake one or more closings on a rolling basis once the minimum offering amount is sold," and that "[a]fter each closing, funds tendered by investors will be available to the Company." Please revise to clarify the circumstances under which a closing will occur and the events or contingencies that must occur for the funds to be released to you. Also, if appropriate, explain the material implications of multiple closings to investors, including whether and under what circumstances purchasers can receive returns of funds held in escrow between closings.
Summary of the Offering
Selected Risks Associated with the Business, page 4

4. We note your disclosure on page 4 that your "future revenue plans partially rely on two non-binding letters of intent." We also note your reference to these "two letters of intent"
         on page 9 under your Use of Proceeds to the Issuer section. In an appropriate place in your filing, please revise your disclosure to briefly discuss the terms of these letters of intent, including the current status of any negotiations related to these letters of intent, and expand your risk factor disclosure to highlight the risks of these non-binding agreements.
Risk Factors, page 6

5. We note that your auditor has indicated that the financial statements have been prepared assuming that your company will continue as a going concern. Please add
         a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern. In this risk factor, please describe how this going concern opinion affects your ability or inability to obtain additional financing as well as how this opinion may impact investors in this offering. Massimo De Marco
FirstName
Future LabsLastNameMassimo  De Marco
            VI, Inc.
Comapany
October    NameFuture Labs VI, Inc.
        8, 2020
October
Page 3 8, 2020 Page 3
FirstName LastName
6. Please amend your filing to provide risk factor disclosure to address the challenges, if any, you may experience in your business operations or implementation of your business plan as a result of the COVID-19 pandemic. Make conforming changes to your Management's
         Discussion and Analysis of Financial Condition and Results of Operations disclosure, if applicable. For guidance, refer to CF Disclosure Guidance: Topic No. 9 and CF
         Disclosure Guidance: Topic No. 9A, available on our public website. "Your rights as a holder of common stock may be limited . . .", page 7

7. We note your disclosure that "[i]f [you] raise $[___] in this offering, Future VC, LLC will control [__]% of total outstanding stock and if [you] raise the maximum amount,
         Wavemaker will control [__]% of total outstanding stock." Please clarify whether
         Wavemaker and Future VC, LLC are the same entity, and clarify the relationship between Wavemaker Partners, Wavemaker Labs, Future VC, LLC, and Future Labs VII,
         Inc. In this regard, we note that there are conflicting disclosures about these entities throughout your filing, including the following:

                On page 5, you disclose that you "are backed by Wavemaker, a global venture capital firm, and by Wavemaker Labs (Future Labs VII, Inc.)," and that "[b]oth entities are majority owned by Future VC, LLC, which controls the majority (79%) of voting stock of both entities." This suggests that Future VC, LLC does not do business as
              Wavemaker Labs, but owns a controlling stake in each Wavemaker entity.

                On page 12, you disclose that    [a]s a Wavemaker Labs (Future
VC, LLC) company,
              Piestro has access to several valuable resources,    and    [t]he
Company currently has
              no . . . leases and works out of the offices of Future VC, LLC dba Wavemaker Labs,"
              which suggests that Future VC, LLC does business as Wavemaker
Labs.

                Finally, while you disclose that you are "backed by Wavemaker," your beneficial ownership table on page 14 does not reference any Wavemaker entity as a beneficial owner, but Future VC, LLC is listed as a beneficial owner.

         Please amend your disclosures throughout your filing to clarify the relationship between these entities, and their current interest in your company. Interest of Management and Others in Certain Transactions, page 15

8. We note your disclosure that, "On August 22, 2019, the Company borrowed $4,000 under a secured promissory note with a related party. The note bears interest at 3% per annum.
         The note is payable in full on August 22, 2020, the maturity date. During the year ended
         December 31, 2019, the Company had recognized $46 of interest expense, all of which remains unpaid as of December 31, 2019." Considering that the maturity date of this note has passed, please disclose whether you have renegotiated the terms of this note, and/or the risks and consequences to you if the principal and interest continue to remain unpaid.
 Massimo De Marco
Future Labs VI, Inc.
October 8, 2020
Page 4
Securities Being Offered
Provisions of Note in Our Bylaws, page 15

9. We note your disclosure on page 17 that the exclusive forum provision in your bylaws "is not interpreted to apply to actions arising under the Securities Act" and "does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." To the extent that the provision may be applicable to Securities Act claims, please amend your filing to disclose that there is uncertainty as to whether a court would enforce such provision, and provide risk factor disclosure related to this provision, including increased costs to bring a claim and that these provisions can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable. Please also ensure that the exclusive forum provision in your bylaws clearly states that it is not interpreted to apply to Securities Act claims and does not apply to Exchange Act claims, or tell us how you will inform future investors of the provision's limited applicability.
Other Terms
Investor's Tender of Funds, page 17

10. You disclose here that "[i]nvestors may subscribe by tendering funds via wire or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow
         Agent." However, in the second paragraph on page 18, you disclose that "StartEngine
         Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform." Please revise your disclosure to clarify how investors may tender funds through the Online Platform. Further, if investors can make credit card payments for your shares, please consider including risk factor disclosure regarding investing with a
         credit card. Refer to SEC   s Investor Alert dated February 14, 2018
entitled: Credit Cards
         and Investments     A Risky Combination.
Bonus Shares for Certain Investors, page 17

11. You disclose that "investors in this offering who also participated in [your] Regulation CF offering with StartEngine Capital, will receive, as a part of their investment, additional
       shares for their shares purchased (   Bonus Shares   ) equal to [__]% of
the shares they
       purchase." In an appropriate place in your filing, please provide a brief description of your Regulation CF offering, including the amount of capital raised, the date your offering closed, and how you define "participants" for purposes of the bonus share program.
FirstName LastNameMassimo De Marco
       Further, please clarify whether the bonus share percentage investors will receive in this
Comapany    NameFuture
       offering relates toLabs VI, Inc.of shares purchased in your Regulation CF offering, or the the number
Octobernumber
         8, 2020ofPage
                   shares
                       4 purchased in this offering.
FirstName LastName
 Massimo De Marco
FirstName
Future LabsLastNameMassimo  De Marco
            VI, Inc.
Comapany
October    NameFuture Labs VI, Inc.
        8, 2020
October
Page 5 8, 2020 Page 5
FirstName LastName
Plan of Distribution and Selling Security Holders
Plan of Distribution, page 17

12. Your disclosure indicates that you are "offering up to [___] shares of Non-voting
         Common Stock on a best efforts basis (not including Bonus Shares)." Please quantify the number of bonus shares that will be issued in your offering, and confirm that these shares will be included in the maximum number of shares you are seeking to qualify.

         As a related matter, you disclose on page 15 that the "Securities Being Offered" are common stock, and that "[e]ach holder of Common Stock has the right to one vote per share of Common Stock." Please revise your disclosure to clarify whether the shares you are seeking to qualify are voting or non-voting. In addition, if you intend to qualify non-
         voting common stock in this offering, please make conforming changes throughout your filing, including to your offering circular cover page and your description of the securities being offered. Also, please amend your filing to include risk factor disclosure related to investing in non-voting common stock, if applicable.
13. We note your disclosure that, in connection with this offering, you will be "required to issue to StartEngine Primary warrants for the purchase of [your] Non-voting Common
         Stock" in an underdetermined amount and at an undetermined exercise price per share.
         We also note your disclosure on your offering circular cover page that you will pay a cash commission to StartEngine Primary on sales of the common stock "as well as for
         StartEngine Primary to purchase up to 2.0% of the Common Stock sold though
         StartEngine Primary at an exercise price of $[___] per share." Please amend your fee table and prospectus cover page to qualify these warrants and the underlying common stock. If you do not intend to qualify the warrants in this offering, please clarify the meaning of your disclosure that StartEngine Primary can purchase 2.0% of your common stock at an exercise price of "$[___] per share," and tell us why you do not believe you are required to qualify the warrants. In this regard, it appears that your warrants may be issuable and exercisable, respectively, within one year of your offering. Refer to the note to Rule 251(a) of Regulation A. If appropriate, please also amend your disclosure under your Securities Being Offered section to include a description of the warrants and underlying non-voting common stock in accordance with Item 14(a) and
(c) of Form 1-A.
Provisions of Note in Our Subscription Agreement, page 18

14. We note your disclosure on page 18, which states that you believe that the exclusive forum provision in your subscription agreement applies to claims arising under the
         Securities Act. To the extent the provision applies to Securities Act claims, please amend your filing to include appropriate risk factor disclosure, including that there is uncertainty as to whether a court would enforce such provision, and that these provisions can
         discourage claims or limit shareholders    ability to bring a claim in
a judicial forum that
         they find favorable. Please also ensure that your subscription agreement describes the extent to which the exclusive forum provision applies to Securities Act and Exchange Act
 Massimo De Marco
Future Labs VI, Inc.
October 8, 2020
Page 6
         claims, or tell us how you will inform future investors of the provision's limited applicability.

         In addition, we note that your subscription agreement includes a jury trial waiver provision, which applies to federal securities law claims. Please revise your filing to include risk factor disclosure that clearly describes the risks regarding the impact this provision may have on investors and clarify whether purchasers of interests in a secondary transaction will be subject to the provision.
Exhibits

15. The consent contained in Exhibit 11.1 refers to an audit report date of May 20, 2020. The audit report date is March 20, 2020. Please revise in the next amendment.
General

16. Throughout your filing, you refer to StartEngine Primary and StartEngine Capital, but the
         role of each entity in your offering is unclear. For example, you disclose that StartEngine
         Primary has been engaged as your placement agent, but also disclose that StartEngine
         Capital may charge investors a fee or commission in connection with the offering. Please revise your filing to clearly describe the role of each entity in your offering.
17. We note your disclosure on page 8 that your "[s]hares may be traded on the over-the-
         counter market to the extent any demand exists." In an appropriate place in your filing, please disclose whether you intend for your securities offered under this offering statement to be quoted on any OTC market, and if so, the steps you must take to apply to have your shares quoted on the relevant OTC market.
18. Please amend your offering statement to provide updated financial statements; refer to
       Form
FirstName    1-A, Part F/S (c)(1)(i).
           LastNameMassimo      De Marco
Comapany
19.        NameFuture
       Please include theLabs VI, Inc.
                          required  signatures as set forth in the Instructions
to Signatures of Form
       1-A.
October 8, 2020 Page 6
FirstName LastName
 Massimo De Marco
FirstName
Future LabsLastNameMassimo  De Marco
            VI, Inc.
Comapany
October    NameFuture Labs VI, Inc.
        8, 2020
October
Page 7 8, 2020 Page 7
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Katherine Bagley at (202) 551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Andrew Stephenson